OMV

News Release

September 2, 2003

www.omv.com

OMV sells Sudan exploration blocks

- **USD 115 million for the Group's two exploration blocks**
- **Proceeds to fund production growth in E & P**

OMV, the leading oil and gas group in Central and Eastern Europe, announces the signing of a sales agreement for its two exploration blocks 5A and 5B in Sudan. The contracts were signed with ONGC Videsh Ltd. today, September 2, 2003. The sale price was approximately USD 115 million (mn). The deal will have commercial effect dating from January 1, 2003. Completion of the transaction is subject to approvals by the Sudan Government and contractual rights of the consortium partners, which are expected within the next few months.

Helmut Langanger, member of the OMV Board of Management with responsibility for Exploration and Production (E & P) stated: "We have obtained a good price for our Sudanese exploration interests. The proceeds will now be invested in the further expansion of our oil and gas production."

OMV aims to double its daily E & P production to 160,000 barrels (bbl) until 2008. In the half year 2003 production was about 117,000 bbl per day. OMV has closely examined the pros and cons of the sale. Langanger said: "We are always striving to optimize our portfolio. Even when taking the long-term exploration and production potential as well as the continuing peace process in this country into consideration, the sale of our Sudanese interests is the right decision for us."

Blocks 5A and 5B are located in the Muglad Basin, some 700 km south-west of the Sudanese capital Khartoum. OMV is disposing of its 26.125% working interest in Block 5A, containing the undeveloped Thar Jath field, and its 24.5% working interest in Block 5B. In addition to the basic sales price of USD 115 mn the agreement provides for contingent payments pending further success in the blocks.

OMV's core regions in E&P are located in the United Kingdom, North Africa, the Danube and Adriatic area, the Middle East and Australia/New Zealand.

Notes to editors:
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Notes to editors:

OMV in Sudan

In 1997 OMV purchased a 26.125% share in Block 5A, operated by Lundin Sudan Ltd. with the Malaysian PETRONAS and the Sudanese State company Sudapet as partners. In mid-2003 PETRONAS acquired Lundin's shares. In 2001 OMV acquired a 24.5% share in Block 5B, operated during exploration by PETRONAS. In case of an oil discovery operatorship will be shared among PETRONAS and Sudapet. Lundin Sudan Ltd. is also a partner in the block.

Partners and interests in the blocks before the sale:

Block 5A:	PETRONAS	68.875%
	OMV	26.125%
	Sudapet	5.0%
Block 5B:	PETRONAS	41.0%
	Sudapet	10.0%
	OMV	24.5%
	Lundin Sudan Ltd.	24.5%

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central and Eastern Europe (CEE), OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position to 20% by 2008. OMV has international Exploration and Production activities (E&P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, and a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

ONGC Videsh Limited (OVL) is the international arm and a wholly owned subsidiary of the Oil and Natural Gas Corporation (ONGC), which is the fully integrated National Oil Company of India. ONGC has a market capitalisation in excess of USD 15 billion (bn), and produced in financial year 2002–2003 a turnover of over USD 7.5 bn and a profit of USD 2.2 bn. OVL has oil and gas acreages in South East Asia, Russia, Africa and the Middle East. The company is producing oil in its Sudan project and gas in a Vietnam project. The current annual production of oil and gas of the company from its foreign oil and gas acreages is close to 4 mn tons (t) of oil and oil equivalent gas. The management of OVL has aligned strategic plans to elevate the current production levels of oil and gas to 20 mn t of equity oil and gas by the year 2010, through more acquisitions of overseas oil and gas assets.

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For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–September and Q3 2003** on November 12, 2003